OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MerCap Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

73 Chestnut Road, Suite 400

(No. and Street)

Paoli   PA   19301

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LaRee L Holloway   678-954-4036

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC

(Name – *if individual, state last, first, middle name*)

629 Market Street, Suite 100   Chattanooga   TN   37402

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale A. Pope _____ , ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MerCap Securities, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) 'Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCAP SECURITIES, LLC
Financial Statements
and Supplemental Information

December 31, 2018

MERCAP SECURITIES, LLC

Contents
December 31, 2018



Report of Independent Registered Public Accounting Firm

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MerCap Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Chattanooga, Tennessee
February 28, 2019

MerCap Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	131,576
Commissions and other receivables		57,998
Due from affiliate		300
Prepaid expenses		66,319
Property and equipment, at cost less accumulated depreciation of $9,839		5,506
Total assets	$	261,699

Liabilities and Member's Equity

Liabilities:

Commissions payable	$	52,050
Due to parent		13,031
Due to affiliate		275
Accounts payable and accrued expenses		6,459
Deferred reimbursements		94,134
Total liabilities		165,949

Member's equity:

Member's equity		95,750
Total liabilities and member's equity	$	261,699

The accompanying notes are an integral part of these financial statements

MerCap Securities, LLC

Statement of Income
For the Year Ended December 31, 2018

Revenue:		
Commissions	$	2,298,256
Other income		198,523
Interest income		4
		2,496,783
Expenses:		
Commissions		2,031,696
General and administrative		606,983
		2,638,679
Net loss before income tax benefit		(141,896)
Income tax benefit		(29,800)
Net loss	$	(112,096)

MerCap Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at January 1, 2018	$	79,264
Member contributions		128,582
Net loss		(112,096)
Balance at December 31, 2018	$	95,750

MerCap Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(112,096)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		3,487
Changes in assets and liabilities:		
Commissions and other receivables		153,284
Due to/from affiliate		8,015
Prepaid expenses		(25,751)
Commissions payable		(148,851)
Accounts payable and accrued expenses		2,466
Deferred reimbursements		42,831
Net cash used by operating activities		(76,615)
Cash flows from financing activities:		
Change in due to parent		13,455
Member contributions received		128,582
Net cash provided by financing activities		142,037
Net change in cash		65,422
Cash at beginning of period		66,154
Cash at end of period	$	131,576

MERCAP SECURITIES, LLC

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Company Description and Nature of Business

MerCap Securities, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). As of August 1, 2015, the Company became wholly owned and managed by SFA Holdings, Inc. ("Parent").

The Company is engaged in the business of the distribution of mutual funds and variable life insurance and annuities and operates out of its principal office in Paoli, PA.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade date basis as securities transactions occur. Fee income, representing reimbursements for certain expenses by the Company's commission sales force, as well as monthly service fees, are recognized over the period earned. Reimbursements received, not yet expended, as well as excess reimbursements not yet recognized as revenue are shown as deferred reimbursements.

Other income includes amounts charged to registered representatives for professional liability insurance, registration, and technology fees, as well as amounts charged under the Administrative Services and Expense Sharing Agreement with MerCap Advisors, Inc. These amounts are recognized over the period earned. Amounts collected, not yet earned are shown as deferred reimbursements.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Property and Equipment

Equipment is recorded at cost, and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a limited liability company for federal and certain state income tax purposes, and is included in the consolidated return of the Parent. Federal and certain state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities where the Company's income is consolidated with that of the Parent.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that any entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of commissions on securities transactions, amounts charged to registered representatives for professional liability insurance, registration, and technology fees, as well as amounts charged under the Administrative Services and Expense Sharing Agreement with MerCap Advisors, Inc. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company does not expect a material effect from implementation of the new standard will have on its financial position, results of operations and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company has an Administrative Services and Expense Sharing Agreement (the "Agreement") with the Parent. Under the Agreement, the Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, shared insurance policies, and for estimated income tax expense or benefit incurred by the Company. Total amounts due from the Company to the Parent as of December 31, 2018 were $13,031, and expenses incurred on behalf of the Company by the Parent during 2018 totaled $335,111, net of the federal tax benefit.

The Company has an Administrative Services and Expense Sharing Agreement with MerCap Advisors, Inc. ("MCA"), a related party by common ownership. Under that agreement, MCA pays the Company a monthly fee to

reimburse the Company for certain payroll and operating expenses incurred by the Company on behalf of MCA. For 2018, the Company has recorded $48,000 of fee income from MCA under this agreement.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2018 follows:

Office and computer equipment	$7,345
Furniture and fixtures	8,000
	15,345
Less accumulated depreciation	9,839
	$ 5,506

Depreciation expense associated with property and equipment was $3,487 in 2018.

Note 4: Income Taxes

Provision for federal and state income taxes consists of the following. The current federal benefit is $29,800. No benefit of the Company's state taxable loss has been recognized as of December 31, 2018, due to operating losses in Pennsylvania that have not been recognized by the Parent. These state losses approximate $124,816 and will be recognized in the future if it becomes more likely than not that they will be recognized by the Parent.

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income taxes. The primary difference result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2018, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2015. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2018. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 5: Commitments

The Company leases office space. At December 31, 2018, aggregate minimum rent commitments consist of the following:

Year	Amount
2019	$ 10,800

The Company leases office space. At December 31, 2018, there were no aggregate minimum rent commitments under leases with initial terms of one year or more. Rental expense, included as part of general and administrative expense on the statement of income amounted to $43,849 for 2018.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, the Company had net capital of $23,798, which was $12,735 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 697% as of December 31, 2018.

MerCap Securities, LLC

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018**

Total member's equity	$	95,750
Deduct amounts not allowable for net capital:		
Commissions and other receivables		127
Property and equipment		5,506
Due from affiliate		66,319
Total member's equity qualified for net capital		23,798
Net capital	$	23,798
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	11,063
Excess net capital	$	12,735
Aggregate indebtedness	$	165,949
Ratio of aggregate indebtedness to net capital		697%

Note: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2018 and the calculation of net capital per the audited financial statements as of December 31, 2018 of MerCap Securities, LLC.



Report of Independent Registered Public Accounting Firm – Exemption Report

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) MerCap Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-1 (the "exemption provision") and (b) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Chattanooga, Tennessee
February 28, 2019

MerCap Securities, LLC

Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

MerCap Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the year ended December 31, 2018, without exception.

MerCap Securities, LLC

I, Dale A. Pope, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Dale A. Pope
President & CEO
February 28, 2019



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MerCap Securities, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the SIPC for the year ended December 31, 2018, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 ("FOCUS Report") for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Chattanooga, Tennessee
February 28, 2019

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	P.O. Box 92185 Washington, D.C. 20090-2185	(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2018__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68810 FINRA DEC
MERCAP SECURITIES LLC
ATTN: DALE POPE
73 CHESTNUT ROAD, SUITE 400
PAOLI, PA 19301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee L Holloway (678) 954-4000

2. A. General Assessment (item 2e from page 2) $2

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (341.04)
     July 25, 2016
         Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   (339.04)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $(339.04)

   G. **PAYMENT: √ the box**
     Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ $0
     Total (must be same as F above)

   H. Overpayment carried forward $(339.04)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MerCap Securities, LLC.
_____
(Name of Corporation, Partnership or other organization)

LaRee L Holloway
(Authorized Signature)

Vice President & Treasurer
(Title)

Dated the **26th** day of **February**, 20 **19**.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,496,783

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

2,298,256

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

0

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(1,252)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

198,513

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 0

Enter the greater of line (i) or (ii)

0

Total deductions

2,495,517

2d. SIPC Net Operating Revenues

$ 1,266

2e. General Assessment @ .0015

$ 2

(to page 1, line 2.A.)

2